Dreyfus Pennsylvania Intermediate Municipal Bond Fund

February, 28 2005 (Unaudited)

Long-Term Municipal Investments--97.2%	Principal Amount ($)	Value ($)
Pennsylvania:		
Albert Gallatin Area School District		
5.15%, 9/1/2014 (Insured; MBIA)	1,220,000	1,286,490
Bethlehem Authority, Water		
5%, 11/15/2015 (Insured; FSA)	2,000,000	2,194,680
Bucks County Water and Sewer Authority, Revenue		
(Neshaminy Interceptor)		
5.375%, 6/1/2013 (Insured; AMBAC)	1,090,000	1,213,932
Butler Area Sewer Authority, Sewer Revenue		
Zero Coupon, 1/1/2010 (Insured; FGIC)	600,000	509,028
Butler County:		
5.25%, 7/15/2017 (Insured; FGIC)	1,200,000	1,348,751
5.25%, 7/15/2018 (Insured; FGIC)	1,670,000	1,877,012
Cambria County 5.875%, 8/15/2008 (Insured; FGIC)	140,000	143,252
Clarion Municipal Authority, Revenue		
(Clarview Personal Care)		
5.75%, 6/15/2013 (Insured; FGIC)	445,000	446,406
Council Rock School District		
4.75%, 11/15/2017 (Insured; FGIC)	1,780,000	1,863,179
Delaware County 5.125%, 10/1/2017	1,000,000	1,076,480
Delaware River Port Authority		
(Port District Project)		
4.75%, 1/1/2012 (Insured; MBIA)	1,000,000	1,044,620
Erie School District		
Zero Coupon, 9/1/2009 (Insured; FSA)	585,000	504,902
Harrisburg Authority, Office and Parking Revenue		
5.75%, 5/1/2008	1,200,000	1,272,612
Harrisburg Parking Authority, Parking Revenue		
5.75%, 5/15/2014 (Insured; FSA)	740,000	846,257
Harrisburg Redevelopment Authority		
Zero Coupon, 11/1/2016 (Insured; FSA)	2,000,000	1,195,300
Kennett Consolidated School District		
5.25%, 2/15/2016 (Insured; FGIC)	1,000,000	1,098,100
McKeesport Area School District		
Zero Coupon, 10/1/2009 (Insured; FGIC)	1,070,000	922,565
Monroe County Hospital Authority, HR		
(Pocono Medical Center) 5.50%, 1/1/2012	1,095,000	1,197,339
Monroeville Municipal Authority, Sanitary		
Sewer Revenue		
5.25%, 12/1/2015 (Insured; MBIA)	1,035,000	1,146,325
Mount Lebanon School District		
5%, 2/15/2018	1,000,000	1,073,470

Neshaminy School District:		
5%, 4/15/2016 (Insured; MBIA)	1,250,000	1,358,225
5%, 4/15/2017 (Insured; MBIA)	1,315,000	1,422,541
Norristown:		
Zero Coupon, 12/15/2011	1,465,000	1,139,873
Zero Coupon, 12/15/2013	735,000	516,536
5%, 9/1/2020 (Insured; FGIC)	1,125,000	1,203,188
North Allegheny School District		
5%, 5/1/2015 (Insured; FGIC)	1,625,000	1,779,196
Pennsylvania Finance Authority, Revenue (Penn Hills		
Project) 5.25%, 12/1/2013 (Insured; FGIC)	2,045,000	2,138,375
Pennsylvania Higher Educational Facilities Authority,		
Revenue:		
Health Services (University of Pennsylvania)		
5.35%, 1/1/2008	3,995,000	4,130,431
State System for Higher Education		
5.25%, 12/15/2014 (Insured; AMBAC)	1,600,000	1,713,280
(UPMC Health System):		
6%, 1/15/2013	1,995,000	2,231,507
6%, 1/15/2014	1,580,000	1,783,583
Pennsylvania Industrial Development Authority, EDR:		
7%, 1/1/2006 (Insured; AMBAC)	795,000	824,749
5.50%, 7/1/2014 (Insured; AMBAC)	2,350,000	2,627,159
Pennsylvania Infrastructure Investment Authority,		
Revenue (Pennvest Loan Pool Program)		
6%, 9/1/2005 (Insured; MBIA)	155,000	157,922
Pennsylvania Intergovernmental Coop Authority,		
Special Tax Revenue (Philadelphia Funding		
Program) 5.25%, 6/15/2016 (Insured; FGIC)	1,200,000	1,297,728
Pennsylvania Public School Building Authority, School Revenue		
(Daniel Boone School District Project)		
5%, 4/1/2017 (Insured; MBIA)	1,005,000	1,074,214
Pennsylvania Turnpike Commission, Oil Franchise Tax Revenue:		
5.25%, 12/1/2018 (Insured; AMBAC)	455,000	493,397
5.25%, 12/1/2018 (Insured; AMBAC) (Prerefunded 12/1/2018)	545,000 a	586,905
Philadelphia:		
5.70%, 11/15/2006 (Insured; FGIC)	370,000	378,525
5.25%, 2/15/2014 (Insured; XLCA)	2,000,000	2,191,880
Airport Revenue (Philadelphia Airport System)		
5.75%, 6/15/2008 (Insured; AMBAC)	1,000,000	1,028,870
Gas Works Revenue		
5.50%, 7/1/2015 (Insured; FSA)	1,550,000	1,704,551
Philadelphia Hospitals and Higher Education Facilities		
Authority, Revenue:		
(Jefferson Health System):		
4.30%, 5/15/2006	500,000	508,760
5%, 5/15/2011	2,500,000	2,614,300
(Temple University Hospital) 6.50%, 11/15/2008	1,735,000	1,864,657
Philadelphia Municipal Authority, Lease Revenue:		
5.25%, 11/15/2011 (Insured; FSA)	2,000,000	2,197,400
5.25%, 11/15/2015 (Insured; FSA)	2,115,000	2,307,444

Sayre Health Care Facilities Authority, Revenue		
(Guthrie Health):		
6.25%, 12/1/2013	1,800,000	2,015,982
6.25%, 12/1/2014	1,000,000	1,111,910
Southeast Pennsylvania Transportation Authority,		
Special Revenue 5.875%, 3/1/2009		
(Insured; FGIC) (Prerefunded 3/1/2005)	45,000 a	45,465
State Public School Building Authority, School Revenue		
(York School District Project)		
5%, 5/1/2018 (Insured; FSA)	545,000	585,526
Swarthmore Borough Authority, College Revenue		
(Swarthmore College) 5.25%, 9/15/2020	750,000	823,860
Trinity Area School District		
5.20%, 11/1/2012 (Insured; FSA)	1,235,000	1,334,257
Wayne County Hospital and Health Facilities		
Authority (Wayne Memorial Hospital Project)		
5.25%, 7/1/2016 (Insured; MBIA)	2,135,000	2,330,502
West Mifflin Sanitary Sewer Municipal Authority,		
Sewer Revenue		
4.90%, 8/1/2013 (Insured; MBIA)	880,000	930,547
Westmoreland County		
Zero Coupon, 12/1/2008 (Insured; FGIC)	1,590,000	1,415,879
Wilson Pennsylvania Area School District:		
5.125%, 3/15/2016 (Insured; FGIC)	1,300,000	1,417,247
5%, 5/15/2016 (Insured; FSA)	1,135,000	1,229,432
York County Hospital Authority, Revenue (Lutheran		
Social Services Health Center) 6.25%, 4/1/2011	1,000,000	1,002,670
Yough School District		
Zero Coupon, 10/1/2007 (Insured; FGIC)	1,000,000	926,910

Total Long-Term Municipal Investments
(cost $78,629,448)   **78,706,083**

Short-Term Municipal Investment--1.2%

Pennsylvania:

Philadelphia Authority for Industrial Development		
Revenue, VRDN (Fox Chase Cancer Center Project)		
1.80% (LOC; Morgan Guaranty Trust)		
(cost $1,000,000)	1,000,000 b	**1,000,000**

Total Investments		
(cost $78,629,448)	**98.4%**	**79,706,083**
Cash and Receivables (Net)	**1.6%**	**1,331,495**
Net Assets	**100.0%**	**81,037,578**

Notes to Statement of Investments:

a Bonds which are prerefunded are collateralized by U.S. Government securities
which are held in escrow and are used to pay principal and interest on the municipal
issue and to retire the bonds in full at the earliest refunding date.

b Securities payable on demand. Variable interest rate--subject to periodic change.
c Securities valuation policies and other investment related disclosures are hereby
   incorporated by reference the annual and semi annual reports previously filed
   with the Securities and Exchange Commission on Form N-CSR.